UNITED 1STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                            Interlink Electronics
                            ---------------------
                               (Name of Issuer)


                                 Common Stock
                                 ------------
                        (Title of Class of Securities)


                                  458751104
                                  ---------
                                (CUSIP Number)


                              December 31, 2005
                              -----------------
           (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

               [x] Rule 13d-1(b)

               [ ] Rule 13d-1(c)

               [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 458751104	         SCHEDULE 13G	                Page 2 of 8


 1    Name of Reporting Person            Westcliff Capital Management, LLC

      IRS Identification No. of Above Person                     77-0435868

 2    Check the Appropriate Box if a member of a Group              (a) [ ]

                                                                    (b) [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                       California

   NUMBER OF        5    Sole Voting Power                                0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                              0
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                           0
  PERSON WITH
                    8    Shared Dispositive Power                         0

 9    Aggregate Amount Beneficially Owned by Each Reporting Person        0

 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                            [ ]

 11   Percent of Class Represented by Amount in Row 9                  0.0%

 12   Type of Reporting Person                                           IA

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CUSIP No. 458751104	         SCHEDULE 13G	                Page 3 of 8


 1    Name of Reporting Person                       Richard S. Spencer III

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group              (a) [ ]

                                                                    (b) [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                    United States

   NUMBER OF        5    Sole Voting Power                                0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                              0
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                           0
  PERSON WITH
                    8    Shared Dispositive Power                         0

 9    Aggregate Amount Beneficially Owned by Each Reporting Person        0

 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                            [ ]

 11   Percent of Class Represented by Amount in Row 9                  0.0%

 12   Type of Reporting Person                                       HC, IN

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CUSIP No. 458751104	         SCHEDULE 13G	                Page 4 of 8


Item 1(a). Name of Issuer:

           Interlink Electronics, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           546 Flynn Road, Camarillo, CA  93012

Item 2(a). Names of Persons Filing:

           Westcliff Capital Management, LLC and Richard S.
           Spencer III (the "Filers").

Item 2(b). Address of Principal Business Office or, if none, Residence:

           200 Seventh Avenue, Suite 105, Santa Cruz, CA  95062

Item 2(c). Citizenship:

           See Item 4 of the cover page for each Filer.

Item 2(d). Title of Class of Securities:

           This Statement relates to the shares of common stock of the Issuer.

Item 2(e). CUSIP Number:

           458751104

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
               U.S.C. 78c);

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [x] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

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CUSIP No. 458751104	         SCHEDULE 13G	                Page 5 of 8


           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          See Items 5-9 and 11 of the cover page for each Filer.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

          By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 458751104	         SCHEDULE 13G	                Page 6 of 8


                                  Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2006         WESTCLIFF CAPITAL MANAGEMENT, LLC


                                  By:------------/s/---------------
                                     Richard S. Spencer III
                                     Its Manager


                                  RICHARD S. SPENCER III


                                  ---------/s/----------
                                  Richard S. Spencer III


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CUSIP No. 458751104	         SCHEDULE 13G	                Page 7 of 8


                                EXHIBIT INDEX

        Exhibit A           Joint Filing Undertaking            Page 8


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CUSIP No. 458751104	         SCHEDULE 13G	                Page 8 of 8


                                  EXHIBIT A

                           JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.



Dated:  February 10, 2006         WESTCLIFF CAPITAL MANAGEMENT, LLC


                                  By:------------/s/---------------
                                     Richard S. Spencer III
                                     Its Manager


                                  RICHARD S. SPENCER III


                                  ---------/s/----------
                                  Richard S. Spencer III